[LETTERHEAD OF CHINA SHENGHUO PHARMACEUTICAL HOLDINGS, INC.]

September 12, 2008

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Tabatha Akins, Staff Accountant

Re:	China Shenghuo Pharmaceutical Holdings, Inc. Item 4.02 Form 8-K Filed August 22, 2008 File No. 001-33537

Ladies and Gentlemen:

This letter responds to comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission that were contained in the Staff’s letter dated August 27, 2008 relating to the above-captioned Item 4.02 Form 8-K filing of China Shenghuo Pharmaceutical Holdings, Inc. (the “Company” or “we”). Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Item 4.02 8-K

1.	Please amend your filing to describe in further detail the information provided by your independent accountant. Refer to Item 4.02(b) of the General Instructions to Form 8-K.

We respectfully note your comment and have revised the Form 8-K disclosure to describe in further detail the information provided by the Company’s independent accountant, Hansen, Barnett & Maxwell, P.C. (“HBM”), regarding the questionable journal entries of trade accounts receivables and other receivables identified by HBM that impacted the fiscal periods ended June 30, September 30 and December 31, 2007 and the fiscal quarter ended March 31, 2008.

2.
Please revise your disclosure to specify whether you have reconsidered, in accordance with Item 307 of Regulation S-K, the adequacy of your previous assertions and disclosures regarding disclosure controls and procedures, specific to all of the applicable periods affected by your decision to restate, particularly in light of the restatement issue that you have described in this 8-K.

U.S. Securities and Exchange Commission
September 12, 2008

We respectfully note your comment and have revised the Form 8-K disclosure to specify that, in light of the investigation being conducted by the Audit Committee of the Board of Directors (the “Audit Committee”) and the ongoing work of HBM, the Company is in the process of reconsidering, in accordance with Item 307 of Regulation S-K, the adequacy of its previous assertions and disclosures regarding disclosure controls and procedures, specific to all of the applicable periods affected by the decision to restate, and will make any necessary clarifications to the prior disclosure in the Form 10-Q for the fiscal quarter ended June 30, 2008 and/or in connection with the filing of the restated financial statements for the impacted periods, as and to the extent necessary.

3.
Similarly, please revise your disclosure to specify whether you have reconsidered, in accordance with Item 308(T) of Regulation S-K, the adequacy of your previous assertions and disclosures regarding internal controls over financial reporting, for the year ended December 31, 2007, particularly in light of the restatement issue that you have described in this 8-K.

We respectfully note your comment and have revised the Form 8-K disclosure to specify that, in light of the Audit Committee’s investigation and the ongoing work of HBM, the Company is in the process of reconsidering, in accordance with Item 308(T) of Regulation S-K, the adequacy of its previous assertions and disclosures regarding internal controls over financial reporting, for the year ended December 31, 2007, and will make any necessary clarifications to the prior disclosure in the Form 10-Q for the fiscal quarter ended June 30, 2008 and/or in connection with the filing of the restated financial statements for the impacted periods, as and to the extent necessary.

4.
We note that you intend to file restated financial statements. Please provide us with an estimated time-frame as to when you intend to file the Forms 10-QSB/A for the periods ended June 30, 2007, September 30, 2007, the Form 10-KSB/A for the year ended December 31, 2007, and the Form 10-Q for the period ended March 31, 2008.

We respectfully note your comment, and the Company estimates that it will file the Forms 10-QSB/A for the fiscal quarters ended June 30, 2007 and September 30, 2007, the Form 10-KSB/A for the fiscal year ended December 31, 2007, and the Form 10-Q/A for the fiscal quarter ended March 31, 2008 during the fourth quarter of 2008. We have revised the Form 8-K disclosure to include this estimate as well.

5.
Upon amending your filing, please include, as an Exhibit, an updated letter from your accountants, Hansen, Barnett & Maxwell, P.C. Please ensure that your former accountants date their letter. Refer to General Instructions to Form 8-K, Item 4.02(c.)

We respectfully note your comment and have included in the amended Form 8-K filing, as an Exhibit, an updated letter from the Company’s accountants, HBM, dated September 12, 2008.

U.S. Securities and Exchange Commission
September 12, 2008

Acknowledgments of the Company

As requested by the Staff, the Company acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact the undersigned at +(86) 871-7282698 or Eric M. Lerner of Kramer Levin Naftalis & Frankel LLP, outside counsel to the Company, at (212) 715-9494.

Very truly yours, /s/ Qiong Hua Goa Qiong Hua Goa Chief Financial Officer

cc:	Scott S. Rosenblum, Esq. (Kramer Levin Naftalis & Frankel LLP) Eric M. Lerner, Esq. (Kramer Levin Naftalis & Frankel LLP) Robert K. Bowen (Hansen, Barnett & Maxwell, P.C.)